GALIANO GOLD ANNOUNCES SIGNIFICANT DRILL RESULTS
FROM ABORE, INCLUDING

45m @ 12.4 g/t Au & 37m @ 10.6 g/t Au

Vancouver, British Columbia, March 11, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to provide an update on the 2023 drilling results at Abore following completion of an infill program at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. This drill program is highlighted by the discovery of a new high grade zone in the southern portion of the deposit and better than expected results spanning the entire 1,600 metre strike length of Abore.

The Abore infill drilling programme consisted of 84 holes totalling 22,470 metres. It was designed to convert Inferred Mineral Resources below the current Mineral Reserve pit shell1 to the Indicated Mineral Resource category and evaluate the potential to optimize and/or expand the pit. Earlier positive results from this campaign were highlighted in a news release "Galiano Gold Provides Asanko Gold Mine 2023 Exploration Program Update" (see press release dated October 25, 2023).

This program resulted in the discovery of a new high grade zone within the southern portion of Abore which was intersected in four drill holes over approximately 120 metres of strike length as shown in a series of cross sections in Figures 2 to 5 below. Intercepts in this zone are amongst the best ever intercepted at the AGM and include:

  Hole ABPC23-224: 45 metres @ 12.4 g/t gold from 191m
  Hole ABPC23-226: 37 metres @ 10.6 g/t gold from 199m
  Hole ABPC23-239: 54 metres @ 3.3 g/t gold from 207m
  Hole ABPC23-228: 41 metres @ 3.3 g/t gold from 191m

This new zone of mineralization is hosted primarily within the Abore granite and is characterized by significant hydrothermal alteration along with high density quartz veining, intense localized brecciation, disseminated arsenopyrite and visible gold. It remains open along strike in both directions and is untested at depth. A follow-up drill program is currently underway to test the extent of this zone.

Robust mineralization was also intersected across the deposit as demonstrated by the following highlighted intercepts:

  Hole ABPC23-246: 18 meters @ 8.2 g/t gold from 172m
  Hole ABPC23-259: 24 meters @ 5.4 g/t gold from 263m
  Hole ABPC23-223: 27 meters @ 4.2g/t gold from 246m
  Hole ABPC23-228: 41 metres @ 3.3 g/t gold from 191m
  Hole ABPC23-213: 20 meters @ 4.5 g/t gold from 166m

  Hole ABPC23-241: 23 meters @ 3.8 g/t gold from 156m
  Hole ABPC23-249: 19 meters @ 4.0 g/t gold from 273m

"These excellent results demonstrate that Abore has significant upside potential beyond the current Reserves," stated Chris Pettman, Galiano's Vice President of Exploration. "Seeing significant intervals of high grade gold along the entire 1,600 metre strike length of the deposit, and the discovery of the new high grade south zone, gives us confidence that Abore will continue to grow and add considerable value to the AGM life of mine."

Matt Badylak, Galiano's President and Chief Executive Officer added, "The results of this program are expected to affect the size and geometry of the Abore Reserve pit. The impact this will have on Mineral Reserves and ore delivery in 2024 is currently being evaluated through pit optimization and redesign. The Company plans to update Abore Mineral Resources and Mineral Reserves and provide 2024 production and cost guidance following the completion of this work in April."

Abore is located directly on the haul road approximately 13 kilometres north of the AGM's processing plant and has current Measured and Indicated Resources of 477,000 ounces @1.16 g/t gold and Inferred Resources of 131,000 ounces @1.14 g/t gold, as described in the Technical Report entitled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022, and is available on SEDAR+1.

The deposit sits along the Esaase shear corridor, which also hosts the Esaase deposit, and forms part of the northeast striking Asankrangwa gold belt. The geology of the deposit is characterized by a sedimentary sequence composed primarily of siltstones, shales and thickly bedded sandstones that has been intruded by a granite which lies parallel to the shear and dipping steeply to the northwest. The majority of mineralization is constrained to the granite, hosted in west dipping quartz vein areas developed primarily along the eastern margin of the granite/sediment contact.

Figure 1: Plan map of Abore with highlighted drilling showing high grade intervals from 2023 drilling across entire strike length of the Abore deposit.

Figure 2: Cross section 1 showing location of mineralized intercepts in holes ABPC23-226 and ABPC23-248 below the $1,800 MII shell at the southern end of Abore deposit.

Figure 3: Cross section 2 showing location of new high grade zone discovery in hole ABPC23-228.

Figure 4: Cross section 3 showing location of new high grade zone discovery in hole ABPC23-224 and ABPC23-239 immediately below the $1,800 MII shell.

Figure 5: Cross section 4 showing current northern extent of new high grade zone discovery in hole ABPC23-239 as well as string mineralization in hole ABPC23-218.

Figure 6: Cross section 5 through southern portion of Abore main pit demonstrating significant minerlization intercepted within and immediately below the $1,800MII shell in holes ABPC23-214 and ABPC23-223

Figure 7: Cross section through Abore main pit demonstrating significant minerlization intercepted within and below the $1,800MII shell in holes ABPC23-193, ABPC23-206 and ABPC23-259.

Figure 8: Cross section 7 through northern Abore pit showing mineralized intervals below the current Reserve pit and within the $1,800MII shell in holes ABPC23-203 and ABPC23-246, demonstrating high grade minerlization is present at depth along the entire length of the Abore deposit.

Table 1: 2023 Abore drilling intercepts table2,3

Hole ID	From (m)	To (m)	Width (m)	Grade (g Au/t)	Intercept Description
ABPC23-224	191.0	236.0	45.0	12.44	45.0m @ 12.44
ABPC23-226	199.0	236.0	37.0	10.58	37.0m @ 10.58
ABPC23-239	207.0	261.0	54.0	3.29	54.0m @ 3.29
ABPC23-246	172.0	190.0	18.0	8.21	18.0m @ 8.21
ABPC23-228	191.0	232.0	41.0	3.28	41.0m @ 3.28
ABPC23-259	263.0	287.0	24.0	5.35	24.0m @ 5.35
ABPC23-223	245.9	273.3	27.4	4.2	27.4m @ 4.2
ABPC23-213	165.7	185.4	19.7	4.53	19.7m @ 4.53
ABPC23-241	156.0	179.0	23.0	3.76	23.0m @ 3.76
ABPC23-249	273.0	292.4	19.4	4.04	19.4m @ 4.04
ABPC23-190	278.0	314.0	36.0	2.12	36.0m @ 2.12
ABPC23-252	281.7	319.7	38.0	1.8	38.0m @ 1.8
ABPC23-211	223.0	263.8	40.8	1.63	40.8m @ 1.63
ABPC23-266	217.0	246.5	29.5	1.95	29.5m @ 1.95
ABPC23-229	269.5	291.0	21.5	2.64	21.5m @ 2.64

ABPC23-264	96.1	102.1	6.0	9.32	6.0m @ 9.32
ABPC23-254	209.0	223.2	14.2	3.93	14.2m @ 3.93
ABPC23-256	197.0	226.0	29.0	1.88	29.0m @ 1.88
ABPC23-189	225.9	247.0	21.1	2.56	21.1m @ 2.56
ABPC23-193	279.5	297.8	18.3	2.92	18.3m @ 2.92
ABPC23-243	174.7	184.7	10.0	5.26	10.0m @ 5.26
ABPC23-198	300.9	304.0	3.1	16.88	3.1m @ 16.88
ABPC23-215	213.0	240.2	27.2	1.92	27.2m @ 1.92
ABPC23-208	199.0	206.0	7.0	7.24	7.0m @ 7.24
ABPC23-237	151.0	163.0	12.0	4.19	12.0m @ 4.19
ABPC23-197	310.0	321.9	11.9	4.23	11.9m @ 4.23
ABPC23-214	204.0	217.0	13.0	3.62	13.0m @ 3.62
ABPC23-198	246.6	253.8	7.3	6.33	7.3m @ 6.33
ABPC23-257	197.0	229.0	32.0	1.42	32.0m @ 1.42
ABPC23-194	247.4	265.4	18.1	2.5	18.1m @ 2.5
ABPC23-186	194.0	208.5	14.5	2.78	14.5m @ 2.78
ABPC23-212	243.0	257.0	14.0	2.85	14.0m @ 2.85
ABPC23-256	181.2	190.0	8.8	4.45	8.8m @ 4.45
ABPC23-210	158.0	183.0	25.0	1.55	25.0m @ 1.55
ABPC23-248	234.0	260.0	26.0	1.48	26.0m @ 1.48
ABPC23-194	287.0	314.0	27.0	1.4	27.0m @ 1.4
ABPC23-219	190.0	209.0	19.0	1.72	19.0m @ 1.72
ABPC23-222	314.6	319.7	5.1	6.27	5.1m @ 6.27
ABPC23-190	350.0	356.4	6.4	4.73	6.4m @ 4.73
ABPC23-278	196.3	229.0	32.7	0.91	32.7m @ 0.91
ABPC23-225	293.7	306.5	12.9	2.27	12.9m @ 2.27
ABPC23-221	185.0	215.0	30.0	0.95	30.0m @ 0.95
ABPC23-253	226.0	244.6	18.6	1.42	18.6m @ 1.42
ABPC23-222	280.5	299.8	19.2	1.37	19.2m @ 1.37
ABPC23-242	188.2	203.0	14.8	1.65	14.8m @ 1.65
ABPC23-235	225.0	244.0	19.0	1.25	19.0m @ 1.25
ABPC23-202	192.0	208.0	16.0	1.46	16.0m @ 1.46
ABPC23-203	79.0	101.0	22.0	1.01	22.0m @ 1.01
ABPC23-226	240.0	245.0	5.0	4.34	5.0m @ 4.34
ABPC23-231	300.5	315.1	14.5	1.47	14.5m @ 1.47
ABPC23-191	306.0	326.0	20.0	1.05	20.0m @ 1.05
ABPC23-192	201.7	216.7	15.0	1.38	15.0m @ 1.38
ABPC23-254	192.7	198.0	5.3	3.81	5.3m @ 3.81
ABPC23-265	186.2	201.6	15.4	1.3	15.4m @ 1.3
ABPC23-203	147.0	177.0	30.0	0.64	30.0m @ 0.64

ABPC23-234	214.5	226.9	12.4	1.53	12.4m @ 1.53
ABPC23-206	306.0	318.0	12.0	1.58	12.0m @ 1.58
ABPC23-209	290.0	309.0	19.0	0.99	19.0m @ 0.99
ABPC23-276	191.0	202.1	11.1	1.67	11.1m @ 1.67
ABPC23-186	79.1	87.0	8.0	2.33	8.0m @ 2.33
ABPC23-218	191.0	206.0	15.0	1.22	15.0m @ 1.22
ABPC23-191	344.0	351.0	7.0	2.6	7.0m @ 2.6
ABPC23-251	135.0	150.0	15.0	1.21	15.0m @ 1.21
ABPC23-184	157.0	174.0	17.0	1.04	17.0m @ 1.04
ABPC23-243	191.8	197.2	5.4	3.27	5.4m @ 3.27
ABPC23-200	259.9	268.3	8.4	2.03	8.4m @ 2.03
ABPC23-232	300.0	310.0	10.0	1.69	10.0m @ 1.69
ABPC23-206	261.7	269.0	7.3	2.25	7.3m @ 2.25
ABPC23-240	216.7	224.4	7.7	2.11	7.7m @ 2.11
ABPC23-237	174.0	189.0	15.0	1.05	15.0m @ 1.05
ABPC23-184	99.0	110.0	11.0	1.39	11.0m @ 1.39
ABPC23-279	225.0	244.3	19.3	0.79	19.3m @ 0.79
ABPC23-260	213.0	227.1	14.1	1.07	14.1m @ 1.07
ABPC23-240	203.7	211.7	8.0	1.86	8.0m @ 1.86
ABPC23-189	270.0	279.0	9.0	1.65	9.0m @ 1.65
ABPC23-221	220.0	226.0	6.0	2.44	6.0m @ 2.44
ABPC23-262	227.0	246.3	19.3	0.75	19.3m @ 0.75
ABPC23-190	330.0	346.0	16.0	0.84	16.0m @ 0.84
ABPC23-248	215.6	229.6	14.0	0.95	14.0m @ 0.95
ABPC23-231	323.3	334.0	10.7	1.24	10.7m @ 1.24
ABPC23-260	201.9	207.9	6.1	2.1	6.1m @ 2.1
ABPC23-263	114.9	121.7	6.8	1.86	6.8m @ 1.86
ABPC23-244	202.4	222.0	19.6	0.59	19.6m @ 0.59
ABPC23-223	229.3	234.0	4.7	2.38	4.7m @ 2.38
ABPC23-234	186.0	194.0	8.0	1.36	8.0m @ 1.36
ABPC23-240	191.5	199.5	8.1	1.34	8.1m @ 1.34
ABPC23-279	203.9	221.0	17.1	0.63	17.1m @ 0.63
ABPC23-244	228.0	238.0	10.0	1.06	10.0m @ 1.06
ABPC23-183	191.0	205.0	14.0	0.75	14.0m @ 0.75
ABPC23-220	234.7	243.5	8.9	1.18	8.9m @ 1.18
ABPC23-259	251.0	256.0	5.0	2.08	5.0m @ 2.08
ABPC23-228	252.0	258.7	6.7	1.47	6.7m @ 1.47
ABPC23-270	143.0	153.0	10.0	0.94	10.0m @ 0.94
ABPC23-225	331.1	335.2	4.1	2.27	4.1m @ 2.27
ABPC23-254	226.5	234.0	7.5	1.18	7.5m @ 1.18

ABPC23-266	178.0	189.6	11.6	0.76	11.6m @ 0.76
ABPC23-212	229.0	239.0	10.0	0.88	10.0m @ 0.88
ABPC23-218	234.0	238.0	4.0	2.2	4.0m @ 2.2
ABPC23-258	267.0	282.0	15.0	0.56	15.0m @ 0.56
ABPC23-238	240.0	247.0	7.0	1.19	7.0m @ 1.19
ABPC23-196	219.0	230.0	11.0	0.75	11.0m @ 0.75
ABPC23-204	114.0	120.1	6.1	1.35	6.1m @ 1.35
ABPC23-206	326.0	331.0	5.0	1.61	5.0m @ 1.61
ABPC23-191	249.0	256.7	7.7	1.03	7.7m @ 1.03
ABPC23-229	295.0	301.0	6.0	1.32	6.0m @ 1.32
ABPC23-262	260.0	271.0	11.0	0.71	11.0m @ 0.71
ABPC23-184	118.0	131.0	13.0	0.6	13.0m @ 0.6
ABPC23-242	207.0	211.0	4.0	1.93	4.0m @ 1.93
ABPC23-232	314.0	324.0	10.0	0.77	10.0m @ 0.77
ABPC23-238	202.0	215.0	13.0	0.58	13.0m @ 0.58
ABPC23-209	343.0	348.0	5.0	1.46	5.0m @ 1.46
ABPC23-208	188.8	193.0	4.2	1.71	4.2m @ 1.71
ABPC23-213	119.7	122.7	3.0	2.26	3.0m @ 2.26
ABPC23-246	159.0	167.0	8.0	0.81	8.0m @ 0.81
ABPC23-201	255.0	260.2	5.2	1.24	5.2m @ 1.24
ABPC23-266	206.9	213.0	6.1	1.04	6.1m @ 1.04
ABPC23-253	210.0	218.9	8.9	0.7	8.9m @ 0.7
ABPC23-196	239.0	245.0	6.0	1.03	6.0m @ 1.03
ABPC23-208	140.0	146.0	6.0	0.97	6.0m @ 0.97
ABPC23-205	289.8	297.4	7.6	0.72	7.6m @ 0.72
ABPC23-220	258.3	263.0	4.7	1.14	4.7m @ 1.14
ABPC23-199	89.0	93.7	4.7	1.11	4.7m @ 1.11
ABPC23-183	145.0	151.0	6.0	0.85	6.0m @ 0.85
ABPC23-202	262.0	265.0	3.0	1.68	3.0m @ 1.68
ABPC23-204	83.0	88.0	5.0	0.92	5.0m @ 0.92
ABPC23-275	133.3	138.4	5.1	0.9	5.1m @ 0.9
ABPC23-232	283.0	288.2	5.2	0.88	5.2m @ 0.88
ABPC23-238	220.5	226.0	5.5	0.83	5.5m @ 0.83
ABPC23-264	118.3	127.0	8.7	0.51	8.7m @ 0.51
ABPC23-186	149.0	158.0	9.0	0.49	9.0m @ 0.49
ABPC23-219	226.0	229.0	3.0	1.47	3.0m @ 1.47
ABPC23-199	285.0	293.0	8.0	0.53	8.0m @ 0.53
ABPC23-265	211.6	215.2	3.6	1.1	3.6m @ 1.1
ABPC23-193	346.0	352.7	6.7	0.59	6.7m @ 0.59
ABPC23-186	92.0	97.0	5.0	0.78	5.0m @ 0.78

ABPC23-214	169.0	174.0	5.0	0.78	5.0m @ 0.78
ABPC23-190	267.0	272.9	5.9	0.6	5.9m @ 0.6
ABPC23-276	210.0	214.0	4.0	0.87	4.0m @ 0.87
ABPC23-184	137.0	140.0	3.0	1.07	3.0m @ 1.07
ABPC23-235	259.0	264.0	5.0	0.63	5.0m @ 0.63
ABPC23-235	268.0	273.0	5.0	0.62	5.0m @ 0.62
ABPC23-258	258.7	262.5	3.8	0.75	3.8m @ 0.75
ABPC23-191	330.0	335.0	5.0	0.57	5.0m @ 0.57
ABPC23-242	229.0	234.0	5.0	0.55	5.0m @ 0.55
ABPC23-199	334.0	339.0	5.0	0.54	5.0m @ 0.54
ABPC23-201	287.0	291.2	4.2	0.64	4.2m @ 0.64
ABPC23-203	109.0	113.0	4.0	0.66	4.0m @ 0.66
ABPC23-251	126.4	131.0	4.6	0.57	4.6m @ 0.57
ABPC23-210	147.0	154.0	7.0	0.36	7.0m @ 0.36
ABPC23-192	246.0	251.0	5.0	0.48	5.0m @ 0.48
ABPC23-194	274.0	277.0	3.0	0.79	3.0m @ 0.79
ABPC23-208	212.0	215.0	3.0	0.77	3.0m @ 0.77
ABPC23-237	7.0	10.0	3.0	0.77	3.0m @ 0.77
ABPC23-264	110.9	113.9	3.0	0.74	3.0m @ 0.74
ABPC23-181	143.0	146.0	3.0	0.72	3.0m @ 0.72
ABPC23-196	259.0	262.0	3.0	0.72	3.0m @ 0.72
ABPC23-193	316.0	321.0	5.0	0.42	5.0m @ 0.42
ABPC23-253	253.0	258.0	5.0	0.42	5.0m @ 0.42
ABPC23-242	221.0	225.0	4.0	0.51	4.0m @ 0.51
ABPC23-192	263.0	270.0	7.0	0.29	7.0m @ 0.29
ABPC23-259	236.0	239.0	3.0	0.66	3.0m @ 0.66
ABPC23-237	97.0	101.0	4.0	0.49	4.0m @ 0.49
ABPC23-243	147.8	151.6	3.8	0.5	3.8m @ 0.5
ABPC23-270	169.4	172.4	3.0	0.62	3.0m @ 0.62
ABPC23-231	9.0	14.0	5.0	0.37	5.0m @ 0.37
ABPC23-201	274.0	278.0	4.0	0.45	4.0m @ 0.45

Notes:

1.            See Sections 14.2 and 15.3 of "NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022, which is available on the Company's website and filed on SEDAR, for description of Abore Mineral Resource estimate and assumptions used in preparing the Abore Reserve and$1800 resource shells.

2.            Intervals reported are hole lengths with true width estimated to be 80%-95%

3.            Intervals are not top cut and are calculated with the assumptions of >0.5 g/t and <3m of internal waste

Qualified Person and QA/QC

Chris Pettman P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by NI 43-101 (as defined below) and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek Minerals Ltd. ("Intertek") does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding the Company's expectations and timing with respect to current and planned drilling programs at Abore, and the results thereof; the potential to optimize and/or expand the Abore Reserve pit and the resulting impact on mineral reserves and ore delivery; the Company's belief in the potential of Abore; and the Company's plans to update the mineral resources and mineral reserves and timing of release of production and cost guidance. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.